Exhibit 99.3

Gewone algemene vergadering van 30 april 2019 Annual shareholders’ meeting of 30 April 2019

Volmacht (enkel te gebruiken door aandeelhouders)	Proxy (to be used by shareholders only)

De ondergetekende:	The undersigned:
(Naam en adres / Name and address)

hierin optredend als lastgever,

eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”):

herein acting as grantor of a proxy,

owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”):

(Aantal aandelen / Number of shares)

stelt hiermee aan tot zijn/haar volmachtdrager:	herewith appoints as his/her proxy holder:

(Naam en adres van de gevolmachtigde / Name and address of the proxy holder)

(Indien de naam van de volmachtdrager niet is ingevuld, zal de volmacht geacht worden te zijn gegeven aan de General Counsel van de Vennootschap)	(If the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of the Company)

hierna de “volmachtdrager”,	hereinafter the “proxy holder”,

aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de gewone algemene vergadering van de Vennootschap die zal plaatsvinden op dinsdag 30 april 2019 om 14 uur op de zetel van de Vennootschap, alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager.

to whom he/she gives power of attorney to attend and exercise voting rights at the annual shareholders’ meeting of the Company to be held on Tuesday 30 April 2019 at 2:00 p.m. CET at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agenda set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary.

Indien overeenkomstig artikel 533ter van het Wetboek van vennootschappen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft.

If pursuant to article 533ter of the Belgian Companies Code new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder.

Agenda

Gewoon gedeelte	Ordinary part

1. Kennisname en bespreking van het jaarverslag van de raad van bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2018, en van het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2018.

1. Acknowledgement and discussion of the annual report of the board of directors relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2018, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2018.

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Gewone algemene vergadering van 30 april 2019 Annual shareholders’ meeting of 30 April 2019

2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2018 en goedkeuring van de door de raad van bestuur voorgestelde bestemming van het jaarresultaat.

2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2018 and approval of the allocation of the annual result as proposed by the board of directors.

Voorstel van besluit: De algemene vergadering besluit om de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2018 goed te keuren, alsook de door de raad van bestuur voorgestelde bestemming van het resultaat.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2018, as well as the allocation of the annual result as proposed by the board of directors.

Agendapunt 2 - Steminstructie:	Agenda item 2 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2018.	3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2018.

4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2018.	4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2018.

5. Kennisname en goedkeuring van het remuneratieverslag.	5. Acknowledgement and approval of the remuneration report.

Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag goed te keuren.	Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

Agendapunt 5 - Steminstructie:	Agenda item 5 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

6. Kwijting aan de bestuurders en de commissaris voor de uitoefening van hun mandaat uitgevoerd tijdens het boekjaar geëindigd op 31 december 2018.	6. Release from liability to be granted to the directors and the statutory auditor for the performance of their duties in the course of the financial year ended 31 December 2018.

Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elke bestuurder, met inbegrip van gewezen bestuurder Dr. Harrold van Barlingen, en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun mandaat gedurende het afgelopen boekjaar.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each director, including former director Dr. Harrold van Barlingen, and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

Agendapunt 6 - Steminstructie:	Agenda item 6 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

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Gewone algemene vergadering van 30 april 2019 Annual shareholders’ meeting of 30 April 2019

7. Herziening van de bezoldiging van de commissaris.	7. Revision of the remuneration of the statutory auditor.

Voorstel van besluit: De algemene vergadering besluit om de jaarlijkse bezoldiging van de commissaris te verhogen van €350.000 tot (i) €430.000 voor de werkzaamheden met betrekking tot de statutaire jaarrekening, de geconsolideerde jaarrekening en de tussentijdse verslaggeving van de Vennootschap en haar dochtervennootschappen voor het boekjaar geëindigd op 31 december 2018 en (ii) tot €630.000 voor de werkzaamheden met betrekking tot de statutaire jaarrekening, de geconsolideerde jaarrekening en de tussentijdse verslaggeving van de Vennootschap en haar dochtervennootschappen voor het boekjaar eindigend op 31 december 2019.

Proposed resolution: The shareholders’ meeting resolves to increase the annual remuneration of the statutory auditor from €350,000 to (i) €430,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ended 31 December 2018 and (ii) €630,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ending 31 December 2019.

Agendapunt 7 - Steminstructie:	Agenda item 7 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

8. Benoeming van een bestuurder.	8. Appointment of a director.

Voorstel van besluit: De algemene vergadering besluit om Dhr. Peter Guenter (woonachtig te Barcelona, Spanje) te benoemen als bestuurder van de Vennootschap voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2023, en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Dhr. Peter Guenter te benoemen als onafhankelijke bestuurder omdat hij beantwoordt aan de onafhankelijkheidscriteria van artikel 526ter van het Wetboek van vennootschappen.

Proposed resolution: The shareholders’ meeting resolves to appoint Mr. Peter Guenter (residing in Barcelona, Spain) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2023 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Peter Guenter as an independent director as he meets the independence criteria set forth in article 526ter of the Belgian Companies Code.

Agendapunt 8 - Steminstructie:	Agenda item 8 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

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Gewone algemene vergadering van 30 april 2019 Annual shareholders’ meeting of 30 April 2019

9. Bezoldiging van bestuurders.	9. Remuneration of directors.

Voorstel van besluit: Op aanbeveling van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering: (a) om de bezoldiging (exclusief onkosten) van de niet-uitvoerende bestuurders voor de uitoefening van hun mandaat als volgt vast te stellen: (i) voorzitter van de raad van bestuur: €80.000 per jaar; (ii) andere niet-uitvoerende bestuurders: elkeen €40.000 per jaar; (iii) bijkomende bezoldiging voor lidmaatschap van een comité binnen de raad van bestuur: €5.000 per jaar; (iv) bijkomende bezoldiging voor het voorzitterschap van een comité binnen de raad van bestuur: €10.000 per jaar; en (b) om volmacht te geven aan de raad van bestuur om het totale remuneratiepakket van de gedelegeerd bestuurder (CEO) vast te stellen voor zijn managementfunctie in de Vennootschap, met dien verstande dat deze remuneratie een vergoeding zal omvatten voor de uitoefening van zijn mandaat als bestuurder van de Vennootschap.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate is established as follows: (i) chairman of the board: €80,000 per annum; (ii) other non-executive board members: €40,000 each per annum; (iii) additional compensation for membership of a board committee: €5,000 per annum; (iv) additional compensation for the chairmanship of a board committee: €10,000 per annum; and (b) a power of attorney is granted to the board of directors to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

Agendapunt 9 - Steminstructie:	Agenda item 9 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

10. Aanbod van warrants.	10. Offer of warrants.

Voorstel van besluit: Op aanbeveling van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering (i) om 100.000 warrants aan te bieden aan Dhr. Onno van de Stolpe, 15.000 warrants aan Dr. Raj Parekh, en 7.500 warrants aan elkeen van Dhr. Howard Rowe, Mw. Katrine Bosley, Dr. Mary Kerr en Dhr. Peter Guenter, onder warrantplannen gecreëerd (of te creëren) door de raad van bestuur ten gunste van de bestuurders, werknemers en zelfstandige consulenten van Galapagos en haar dochtervennootschappen in het kader van het toegestaan kapitaal (samen “Warrantplan 2019”), waarvan de voornaamste voorwaarden in lijn zullen zijn met de voorgaande warrantplannen van de Vennootschap, (ii) om volmacht te geven aan de gedelegeerd bestuurder, alsmede aan elke andere bestuurder voor wat betreft het aanbod aan de gedelegeerd bestuurder zelf, om dit aanbod te implementeren, en (iii) om, voor zover als nodig, het aanbod goed te keuren van warrants aan leden van het directiecomité van Galapagos onder Warrantplan 2019 overeenkomstig het remuneratiebeleid en de remuneratiepraktijken van Galapagos. Overeenkomstig artikelen 520ter en 556 van het Wetboek van vennootschappen, keurt de algemene vergadering uitdrukkelijk de bijzondere bepalingen goed die in het Warrantplan 2019 zullen worden opgenomen waarbij, in uitzonderlijke omstandigheden (waaronder in geval van wijziging in de controle van de Vennootschap), de warrants die worden aangeboden onder Warrantplan 2019 (in de mate waarin deze ook worden aanvaard) vervroegd kunnen worden uitgeoefend, zelfs vóór de derde verjaardag van de toekenning ervan.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting (i) resolves to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Mary Kerr and Mr. Peter Guenter, under warrant plans created (or to be created) by the board of directors for the benefit of directors, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital (jointly “Warrant Plan 2019”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowers the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approves the offer of warrants to members of Galapagos’ executive committee under Warrant Plan 2019 in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the shareholders’ meeting expressly approves the particular provisions that will be included in Warrant Plan 2019 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2019 can be exercised early, even before the third anniversary of their award.

Agendapunt 10 - Steminstructie:	Agenda item 10 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

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Gewone algemene vergadering van 30 april 2019 Annual shareholders’ meeting of 30 April 2019

De besluiten van deze algemene vergadering met betrekking tot de uitgifte van warrants kunnen slechts worden uitgevoerd indien de Autoriteit voor Financiële Diensten en Markten (FSMA) aan de Vennootschap heeft meegedeeld geen bezwaar te moeten maken tegen de in dit agendapunt opgenomen uitgifte van warrants.

The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (FSMA) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Bijzonder gedeelte	Special part

11. Toepassing van artikel 556 van het Wetboek van vennootschappen.	11. Application of article 556 of the Belgian Companies Code.

Voorstel van besluit: De algemene vergadering besluit overeenkomstig artikel 556 van het Wetboek van vennootschappen om alle bepalingen die rechten toekennen aan derden die een invloed hebben op het vermogen van de Vennootschap, dan wel een schuld of een verplichting ten laste van de Vennootschap doen ontstaan, waarbij de uitoefening van deze rechten afhankelijk is van het uitbrengen van een openbaar overnamebod op de aandelen van de Vennootschap of van een verandering van de controle die op haar wordt uitgeoefend, goed te keuren, en voor zover als nodig, te bekrachtigen, zoals deze bepalingen zijn opgenomen in (a) de Second Amended and Restated Collaboration Agreement tussen Galapagos NV en AbbVie S.à.r.l. van 24 oktober 2018 (de “AbbVie Overeenkomst”) met inbegrip van, maar niet beperkt tot, artikel 11.2 (Change in Control of Galapagos) van de AbbVie Overeenkomst, waardoor de tegenpartij, in geval van een controlewijziging van de Vennootschap, het recht heeft om de Vennootschap te verplichten om gepaste maatregelen te treffen om de bekendmaking van vertrouwelijke informatie te voorkomen en de rapporteringsverplichtingen van AbbVie aan de Vennootschap in te perken, ofwel, afhankelijk van het stadium waarin de controlewijziging plaatsvindt, om de AbbVie Overeenkomst te beëindigen; (b) de Exclusive License Agreement tussen Galapagos NV, MorphoSys AG en Novartis Pharma AG van 19 juli 2018 (de “Novartis Overeenkomst”) met inbegrip van, maar niet beperkt tot, artikel 3.7 van de Novartis Overeenkomst (Change of Control), waardoor Novartis, in geval van een controlewijziging van de Vennootschap, het recht heeft om de vertegenwoordigers van de Vennootschap uit de gezamenlijke comités te laten verwijderen; en (c) de Product Development, License and Commercialization Agreement tussen Les Laboratoires Servier, Institut de Recherches Servier en Galapagos NV zoals aangepast op 8 mei 2018 (de “Servier Overeenkomst”) met inbegrip van, maar niet beperkt tot, artikel 13.4 (Termination by Servier Without Cause or due to Galapagos Change of Control), artikel 13.5 (Rights on Termination) en artikel 13.7 (Change of Control) van de Servier Overeenkomst, waardoor de tegenpartij, in geval van een controlewijziging van de Vennootschap, het recht heeft om ervoor te kiezen ofwel de Servier Overeenkomst te beëindigen onder één van twee contractueel voorziene beëindigingsregimes, naar keuze van de Vennootschap, die beide de beëindiging van de door de Vennootschap aan Servier gegeven licenties inhouden, evenals de vrijheid voor de Vennootschap om onderzoeks- en ontwikkelingsactiviteiten te verrichten met beëindigde gelicentieerde producten, ofwel de aan Servier gegeven licenties te laten voortbestaan waarbij alle betalingsverplichtingen blijven gelden maar waarbij Servier de volledige controle zou hebben over de verdere ontwikkelings- en patentstrategie van het product onder licentie in het grondgebied van Servier’s licentie. De algemene vergadering geeft een bijzondere volmacht aan elke bestuurder van de Vennootschap, alsook aan Dhr. Xavier Maes, Mw. Ellen Lefever, Mw. Annelies Denecker, en Mw. Lauran Diependaele, elk individueel handelend en met het recht van

Proposed resolution: In accordance with article 556 of the Belgian Companies Code, the shareholders’ meeting resolves to approve, and to the extent required, ratify all of the provisions granting rights to third parties which could affect the assets of the Company, or could impose an obligation on the Company, where the exercise of those rights is dependent on a public takeover bid on the shares of the Company or a change of control in respect of the Company, as included in: (a) the Second Amended and Restated Collaboration Agreement between Galapagos NV and AbbVie S.à.r.l. dated 24 October 2018 (the “AbbVie Agreement”) including, but not limited to, clause 11.2 (Change in Control of Galapagos) of the AbbVie Agreement, entitling the counterparty, in the event of a change in control of the Company, to oblige the Company to take appropriate measures to avoid the disclosure of confidential information, to limit AbbVie’s reporting obligations to the Company, or, depending on the stage in which the change of control occurs, to terminate the AbbVie Agreement; (b) the Exclusive License Agreement among Galapagos NV, MorphoSys AG and Novartis Pharma AG dated 19 July 2018 (the “Novartis Agreement”), including, but not limited to, clause 3.7 of the Novartis Agreement (Change of Control), entitling Novartis, in the event of a change of control of the Company, to have the Company’s representatives removed from the joint committees; and (c) the Product Development, License and Commercialization Agreement between Galapagos NV, Les Laboratoires Servier and Institut de Recherches Servier as amended and restated on 8 May 2018 (the “Servier Agreement”), including but not limited to clause 13.4 (Termination by Servier Without Cause or Due to Galapagos Change of Control), clause 13.5 (Rights on Termination) and clause 13.7 (Change of Control), entitling the counterparty, in the event of a change of control of the Company, to elect to terminate the Servier Agreement subject to an option for the Company to choose from two contractual termination regimes, both including the termination of the licenses granted by the Company to Servier and the freedom for the Company to conduct research and development activities on terminated licensed products, or to have the licenses granted to Servier continue, with all payment obligations remaining in place, but with Servier having full control over the further development and patent strategies for the licensed product in Servier’s territory. The shareholders’ meeting grants a special power of attorney to each director of the Company, as well as to Mr. Xavier Maes, Ms. Ellen Lefever, Ms. Annelies Denecker, and Ms. Lauran Diependaele, each acting individually and with the power of substitution, to file this resolution with the clerk’s office of the Commercial Court of Antwerp, division of Mechelen, in accordance with article 556 of the Belgian Companies Code.

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de indeplaatsstelling, om dit besluit neer te leggen ter griffie van de Rechtbank van Koophandel van Antwerpen, afdeling Mechelen, overeenkomstig artikel 556 van het Wetboek van vennootschappen.

Agendapunt 11 - Steminstructie:	Agenda item 11 - Voting instruction:

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Voor / In favor Tegen / Against Onthouding / Abstention

12. Varia.	12. Miscellaneous

Ondergetekende is er uitdrukkelijk mee akkoord dat:	The undersigned expressly agrees that:

(i)bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 547bis §4 2° van het Wetboek van vennootschappen;

(i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 547bis §4 2° of the Belgian Companies Code;

(ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan de General Counsel van Galapagos NV, die een werknemer is van Galapagos NV maar geen lid van haar raad van bestuur of haar directiecomité.

(ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of Galapagos NV, who is an employee of Galapagos NV but not a member of its board of directors or of its executive committee.

Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 536 van het Wetboek van vennootschappen.	The present proxy shall also serve as notification within the meaning of article 536 of the Belgian Companies Code.

Goed voor volmacht:	Good for proxy:

(Datum / Date)

(Naam / Name)

(Handtekening / Signature)

Het ondertekende volmachtformulier dient uiterlijk op 24 april 2019 toe te komen op de zetel van Galapagos NV. Het dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

The signed proxy form must be received at the latest on 24 April 2019 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Aandeelhouders die zich wensen te laten vertegenwoordigen moeten tevens aan de toelatingsvoorwaarden voldoen zoals beschreven in de oproeping tot de gewone algemene vergadering.	Shareholders who wish to be represented by proxy must also comply with the admission conditions as described in the convening notice to the annual shareholders’ meeting.

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